Exhibit 99.3
LINKTONE REPORTS UNAUDITED THIRD QUARTER
2010 FINANCIAL RESULTS
BEIJING, China, November 30, 2010 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.
UNAUDITED RESULTS FOR THE THIRD QUARTER
•
Gross revenues of $19.8 million, representing 17% sequential increase compared with $16.9 million in the second quarter of 2010, and 43% year-over-year growth compared with $13.8 million in the third quarter of 2009.

•	Gross profit of $6.9 million, up 19% sequentially compared with $5.8 million in the second quarter of 2010, and growing 33% annually compared with $5.2 million in the third quarter of 2009.
•	Operating income of $1.0 million, compared with operating loss of $0.8 million for the second quarter of 2010 and loss of $0.1 million for the third quarter of 2009.
•	GAAP net income of $0.6 million, compared with $0.1 million in the second quarter of 2010 and $0.7 million in the third quarter of 2009.
•	GAAP net income from continuing operations of $0.6 million, compared with $0.1 million in the second quarter of 2010 and $0.6 million in the third quarter of 2009.
•
GAAP net income per fully diluted American Depositary Share (“ADS”) of $0.02, compared with break-even in the second quarter of 2010 and GAAP net income of $0.02 per fully diluted ADS in the third quarter of 2009.

•	Non-GAAP net income* of $0.7 million, compared with break-even in the second quarter of 2010 and $0.4 million in the third quarter of 2009.
•	Non-GAAP net income per fully diluted ADS of $0.02, compared with $0.00 in the second quarter of 2010 and $0.01 in the third quarter of 2009.
•
Cash and cash equivalents as well as short-term investments available for sale totaled $89.2 million, or $2.12 per fully diluted ADS, as of September 30, 2010, compared with $88.1 million as of June 30, 2010.

*
Non-GAAP measures exclude share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP Reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

RECENT BUSINESS DEVELOPMENTS
•
In September 2010, Linktone converted the mandatory convertible bond issued to it by PT Inti Idaman Nusantara (“IDN”) into a 51% equity interest in IDN. IDN, which has been renamed PT Linktone Indonesia, specializes in providing telecom value added services (“VAS”) in Indonesia.

Chief Executive Officer Hary Tanoesoedibjo stated, “As a result of effective marketing initiatives and our efforts to differentiate our services during the highly competitive season of summer school vacation, we achieved another strong quarter, with revenue from all segments of VAS data-related services, audio-related services and sales of licensed edutainment and entertainment products achieved sequential growth. Our healthy cash balance remains a valuable asset as we continue to assess opportunities for growth, expansion and diversification.”
THIRD QUARTER REVENUE MIX
Linktone’s third quarter revenue mix includes VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and CRBT), sales of licensed edutainment and entertainment products, and others (casual game and enterprise services).
Data-related services revenue was $11.4 million, representing 58% of gross revenues, compared with $9.7 million or 58% of gross revenues for the second quarter of 2010. The sequential increase was primarily due to seasonal factors with business volume increasing during the summer school vacation period, as well as the contribution from PT Linktone Indonesia, in which Linktone acquired a majority stake during the quarter, as discussed above.
Data-related services breakdowns are as follows:
•
Short Messaging Services (“SMS”) revenue represented 51% of gross revenues, which was unchanged compared with the second quarter of 2010. SMS revenue was $10.0 million for the third quarter of 2010, compared with $8.6 million for the second quarter of 2010. $0.5 million of the SMS revenue for the third quarter represents revenue generated by PT Linktone Indonesia in September 2010.

•
Multimedia Messaging Services (“MMS”) revenue represented 4% of gross revenues, compared with 2% for the second quarter of 2010. MMS revenue was $0.8 million for the third quarter of 2010, compared with $0.3 million for the second quarter of 2010.

•
Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenue represented 3% of gross revenues compared with 5% for the second quarter of 2010. Java revenue was $0.6 million for the third quarter of 2010, compared with $0.8 million for the second quarter of 2010.

Audio-related services accounted for 20% of gross revenues, or $3.8 million, compared with 18% of gross revenues, or $3.0 million, for the second quarter of 2010. The sequential increase was primarily due to the seasonal factor as mentioned above.
Audio-related service breakdowns are as follows:
•
Interactive Voice Response services (IVR) revenue increased to 12% of gross revenues, compared with 11% for the second quarter of 2010. IVR revenue was $2.3 million for the third quarter of 2010, compared with $1.8 million for the second quarter of 2010.

•
Color Ring-Back Tones (“CRBT”) revenue was 8% of gross revenues, compared with 7% for the second quarter of 2010. CRBT revenue was $1.5 million for the third quarter of 2010, compared with $1.2 million for the second quarter of 2010.

Sales of licensed edutainment and entertainment products in several Southeast Asian countries accounted for 21% of gross revenues, or $4.2 million for the third quarter of 2010, compared with 23% of gross revenues, or $3.9 million for the second quarter of 2010.
MARGINS, EXPENSES AND BALANCE SHEET
Linktone’s key operating benchmarks and balance sheet items for the third quarter of 2010 include the following:
•	Gross profit margin was 36% of net revenues, or gross revenues minus business tax, similar with that for the second quarter of 2010, and decreased compared with 39% for the third quarter of 2009.
•
Operating income margin was 5% of net revenues, compared with operating loss of 5% of net revenues for the second quarter of 2010 and loss of 1% for the third quarter of 2009. The sequential increase was primarily attributable to our VAS unit, which experienced higher sales volume during the strong sales season.

•
Operating expenses were $5.9 million, compared with $6.6 million for the second quarter of 2010 and $5.2 million for the third quarter of 2009. The sequential decrease was primarily due to a $0.5 million decrease in the selling and marketing expenses. Operating expenses were reduced by a reversal of provision for impairment, representing cash collected from a loan receivable against which a full provision of the total loan balance was made in 2007.

•
Selling and marketing expenses were $2.2 million, compared with $2.7 million for the second quarter of 2010 and $3.1 million for the third quarter of 2009. The sequential decrease was primarily attributable to decreased, but more effective, marketing activities conducted by our VAS unit compared with the second quarter of 2010.

•	Product development expenses were $0.6 million, compared with $0.7 million for the second quarter of 2010 and $0.9 million for the third quarter of 2009.

•	Other general and administrative expenses were $3.1 million, compared with $3.2 million for the second quarter of 2010 and $1.6 million for the third quarter of 2009.
•
Other income was $0.4 million, compared with $0.1 million for the second quarter of 2010 and $0.02 million for the third quarter of 2009. The sequential increase was primarily due to subsidy income received from the local government based on business and corporate income taxes paid in prior quarters and last year.

•
Income tax expense was $1.4 million, compared with income tax benefit of $0.01 million for the second quarter of 2010 and income tax expense of $0.03 million for the third quarter of 2009. The sequential increase was due to an adjustment to prior years and current year tax provisions as certain expenses which had been treated as deductible expenses for tax purposes were deemed non-deductible by the local tax authority in September 2010.

•
Cash and cash equivalents as well as short-term investments available for sale, totaled $89.2 million as of September 30, 2010, compared with $88.1 million as of June 30, 2010. The increase in cash was due to positive cash flow generated from operations of $0.4 million, a foreign exchange gain of $0.4 million as cash held in RMB and Indonesian Rupiah strengthened against the U.S. dollar and $0.3 million additional bank loan.

FOURTH QUARTER 2010 OUTLOOK
For the fourth quarter ending December 31, 2010, Linktone anticipates gross revenues to be in the range of $20.0 million to $21.0 million including revenue from our VAS services, distribution of licensed products and other services.
USE OF NON-GAAP FINANCIAL MEASURES
The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per fully diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

DISCONTINUED OPERATIONS
As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.
CONFERENCE CALL
As previously mentioned, Linktone will host a conference call to discuss its third quarter 2010 results at 8:00 p.m. Eastern Time on November 30, 2010 (5:00 p.m. Pacific Time on November 30, 2010 and 9:00 a.m. Beijing/Hong Kong Time on December 1, 2010). The dial-in number for the call is 877-941-2068 for U.S. callers and 480-629-9712 for international callers. Company management will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through December 14, 2010. To access the replay, U.S. callers should dial 800-406-7325 and enter passcode 4384560#; international callers should dial 303-590-3030 and enter the same passcode.
Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/press_release.jsp. An archived replay of the call will be available for 90 days.
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China and Southeast Asian. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment, communications and edutainment. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China and Indonesia. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company or Letang may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Kristen McNally,
kristen@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	September 30,
	2009	2010
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	79,477,153	80,548,656
Restricted cash	—	567,071
Short-term investments	19,702,747	8,668,799
Accounts receivable, net	12,538,597	22,770,132
Tax refund receivable	1,953,740	2,003,059
Loans receivable from related parties	10,087,400	—
Inventory	—	2,781,709
Deposits and other current assets	2,382,402	3,288,201
Deferred tax assets	1,176,933	870,041

Total current assets	127,318,972	121,497,668

Property and equipment, net	530,769	11,738,023
Intangible assets, net	106,039	5,430,074
Goodwill	12,084,212	20,729,407
Non-current assets held for sale	—	2,564,660
Deferred tax assets	23,264	141,249
Other long-term assets	364,276	18,270,377

Total assets	140,427,532	180,371,458

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	3,013,374	6,046,931
Accounts payable, accrued liabilities and other payables	7,915,352	20,774,937
Short-term loan	—	1,605,947
Loan payable	—	3,896,558
Deferred revenue	351,049	2,956,031
Deferred tax liabilities	256,736	918,909

Total current liabilities	11,536,511	36,199,313

Long-term liabilities
Other long term liabilities	—	5,969,169

Total liabilities	11,536,511	42,168,482

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,756,430 shares and 421,130,130 shares issued and outstanding as of December 31, 2009 and September 30, 2010, respectively)	42,075	42,113
Additional paid-in capital	137,838,890	137,533,401
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	437,250	452,120
Cumulative translation adjustments	7,217,287	8,755,080
Accumulated losses	(19,110,646)	(18,301,610)
Noncontrolling interest	—	7,255,707

Total shareholders’ equity	128,891,021	138,202,976

Total liabilities and shareholders’ equity	140,427,532	180,371,458

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2010	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	13,828,853	16,871,810	19,780,932	46,858,738	55,603,486
Sales tax	(492,831)	(484,488)	(502,050)	(1,681,035)	(1,583,253)
Net revenues	13,336,022	16,387,322	19,278,882	45,177,703	54,020,233
Cost of services	(8,185,538)	(10,558,399)	(12,390,261)	(29,451,273)	(36,112,284)
Gross profit	5,150,484	5,828,923	6,888,621	15,726,430	17,907,949
Operating expenses:
Product development	(931,718)	(717,857)	(581,933)	(2,530,779)	(2,120,917)
Selling and marketing	(3,150,756)	(2,705,862)	(2,198,485)	(7,370,970)	(7,001,522)
Other general and administrative	(1,553,203)	(3,227,486)	(3,157,567)	(6,016,645)	(8,674,526)
Reversal for impairment	395,257	58,628	36,914	395,257	110,190
Total operating expenses	(5,240,420)	(6,592,577)	(5,901,071)	(15,523,137)	(17,686,775)
Income/(Loss) from operations	(89,936)	(763,654)	987,550	203,293	221,174
Interest income	691,334	758,767	731,983	1,168,458	2,033,997
Other income	19,253	88,376	402,833	352,938	495,853
Income before tax	620,651	83,489	2,122,366	1,724,689	2,751,024
Income tax benefit/(expense)	(26,797)	14,636	(1,402,105)	(329,014)	(1,796,641)
Less: Net income attributable to non- controlling interest	—	(30,983)	(79,378)	—	(145,347)
Net income from continuing operations	593,854	67,142	640,883	1,395,675	809,036
Net income from discontinued operations	140,467	—	—	592,992	—
Net income	734,321	67,142	640,883	1,988,667	809,036
Other comprehensive income/(loss):	(79,248)	159,093	1,372,766	(150,599)	1,552,663
Comprehensive income	655,073	226,235	2,013,649	1,838,068	2,361,699

Basic income per ordinary share:
Continuing operations	0.00	0.00	0.00	0.00	0.00
Discontinued operations	0.00	0.00	0.00	0.00	0.00

Total net income	0.00	0.00	0.00	0.00	0.00

Diluted income per ordinary share:
Continuing operations	0.00	0.00	0.00	0.00	0.00
Discontinued operations	0.00	0.00	0.00	0.00	0.00

Total net income	0.00	0.00	0.00	0.00	0.00

Basic income per ADS:
Continuing operations	0.02	0.00	0.02	0.04	0.02
Discontinued operations	0.00	0.00	0.00	0.01	0.00

Total net income	0.02	0.00	0.02	0.05	0.02

Diluted income per ADS:
Continuing operations	0.02	0.00	0.02	0.04	0.02
Discontinued operations	0.00	0.00	0.00	0.01	0.00

Total net income	0.02	0.00	0.02	0.05	0.02

Weighted average ordinary shares:
Basic	420,756,430	421,130,130	421,130,130	420,651,200	420,929,601
Diluted	421,619,227	421,420,025	421,331,600	421,221,535	421,230,853

Weighted average ADSs:
Basic	42,075,643	42,113,013	42,113,013	42,065,120	42,092,960
Diluted	42,161,923	42,142,003	42,133,160	42,122,154	42,123,085

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2010	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	734,321	67,142	640,883	1,988,667	809,036
Stock based compensation expense	51,673	23,054	52,490	223,244	152,459
Reversal for impairment	(395,257)	(58,628)	(36,914)	(395,257)	(110,190)
Non-GAAP net income	390,737	31,568	656,459	1,816,654	851,305

Non-GAAP diluted income per share	0.00	0.00	0.00	0.00	0.00
Non-GAAP diluted income per ADS	0.01	0.00	0.02	0.04	0.02
Number of shares used in diluted per-share calculation	421,619,227	421,420,025	421,331,600	421,221,535	421,230,853
Number of ADSs used in diluted per-share calculation	42,161,923	42,142,003	42,133,160	42,122,154	42,123,085